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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period April 29, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI GROUP

THE DECISIONS OF THE SHAREHOLDERS' MEETING

        Turin, 29 April 2004—The Shareholders' Meeting of SANPAOLO IMI S.p.A., meeting today in Piazza San Carlo, took the following agenda decisions:

1.
approval of the financial statements for 2003 and distribution of income for the period:    the Meeting approved the company financial statements and examined the consolidated financial statements of the Group at 31 December 2003. Income for the period was € 824,309,839 with a shareholders' dividend of € 0.39 for each of the 1,448,831,982 ordinary shares and 388,334,018 preference shares ("privilegiate") which make up the equity capital: the coupon will be ex on 24 May and paid on 27 May.

  Group consolidated net income at the end of 2003 was € 972 million, with an increase of 7.9% on 2002 and a RoE of 9%;

2.
nomination, given their number, of the members of the Board of Directors and the Chairman for the years 2004/2005/2006:    in accordance with articles and by laws which set a total number between 7 and 20, the Meeting nominated 17 members of the Board of Directors.

  Elected were:

  —Enrico Salza, Chairman
  —Maurizio Barracco
  —Pio Bussolotto
  —Giuseppe Fontana
  —Ettore Gotti Tedeschi
  —Alfonso Iozzo
  —Virgilio Marrone
  —Iti Mihalich
  —Anthony Orsatelli
  —Emilio Ottolenghi
  —Orazio Rossi
  —Gianguido Sacchi Morsiani
  —Alfredo Saenz
  —Mario Sarcinelli
  —Leone Sibani
  —Alberto Tazzetti
  —Manuel Varela

3.
appointment of auditors of the annual financial statements, the half-year report and the Annual Report on Form 20-F the years 2004/2005/2006:    given the auditors technical suitability and taking account of the specific competence acquired by the same in relation to the accounting organizational and control procedures of the Bank and the Group, the mandate to PricewaterhouseCoopers S.p.A. was renewed;

4.
authorisation for the purchase and sale of own shares:    the Meeting deliberated the authorisation for the purchase of own ordinary shares of nominal value € 2.80, in respect of current regulations, for 18 months and up to a maximum of further 180 million shares. The amount of the Reserve to purchase own shares for 1,000 million euro, corresponding to the Reserve to purchase own shares already existing, was also confirmed.

  Own shares can also be used, in the context of incentive plans to employees of the Company or subsidiaries approved by the Board of Directors, free of payment or by payment;

2

5.
nomination of a supplementary auditor, pursuant to art. 2401 c.c.:    Gianluca Galletti has been appointed to replace Prof. Antonio Ottavi.

THE BOARD OF DIRECTORS NAME THE DEPUTY CHAIRMAN,
THE MANAGING DIRECTOR AND THE MEMBERS
OF THE TECHNICAL COMMITTEES.

        Turin, 29 April 2004—The Board of Directors nominated today by the Shareholders' Meeting of SANPAOLO IMI S.p.A. met for the first time. It is composed of:

  —Enrico Salza, Chairman
  —Maurizio Barracco
  —Pio Bussolotto
  —Giuseppe Fontana
  —Ettore Gotti Tedeschi
  —Alfonso Iozzo
  —Virgilio Marrone
  —Iti Mihalich
  —Anthony Orsatelli
  —Emilio Ottolenghi
  —Orazio Rossi
  —Gianguido Sacchi Morsiani
  —Alfredo Saenz
  —Mario Sarcinelli
  —Leone Sibani
  —Alberto Tazzetti
  —Manuel Varela

        Orazio Rossi becomes Deputy Chairman and Alfonso Iozzo Managing Director.

        The Board has also named the members of the Executive Committee:

Enrico Salza	(Chairman)
Orazio Rossi	(Deputy Chairman)
Alfonso Iozzo	(Managing Director)
Pio Bussolotto
Ettore Gotti Tedeschi
Emilio Ottolenghi
Gianguido Sacchi Morsiani
Manuel Varela

        The Board has also deliberated—in the light of experience and consistently with adherence to the Self-disciplinary Code for Quoted Companies—the activation for the years 2004/2005/2006 of the following special Committees:

  •
  Comitato Tecnico Audit (Technical Audit Committee), to analyse problem areas and practices referring to the evaluation of the internal control system.

    Nominated members of the Committee:

    •
    Giuseppe Fontana, Chairman

    •
    Virgilio Marrone

    •
    Mario Sarcinelli

3

    •
    with the participation of the Managing Director and Chairman of the Board of Statutory Auditors;

  •
  Comitato Tecnico per la Remunerazione (Technical Remuneration Committee), to evaluate the remuneration of the Directors with particular offices and to examine the total remuneration structure of the Directors.

    Nominated members of the Committee:

    •
    Iti Mihalich, Chairman

    •
    Alfredo Saenz

    •
    Alberto Tazzetti

    •
    with the contribution of the Managing Director limited to topics concerning general lines of top management remuneration and management policies in the Company and the Group;

  •
  Comitato Etico (Ethical Committee), to examine and evaluate the principles to be proposed to the Board of Directors to identify a corporate environmental ethics policy.

    Nominated members of the Committee:

    •
    Anthony Orsatelli, Chairman

    •
    Maurizio Barracco

    •
    Leone Sibani

        The Board of Directors of SANPAOLO IMI has, finally, evaluated the independent status of the Directors of the Company, according to the Self-disciplinary Code for Quoted Companies. The "independents" are:

  Maurizio BARRACCO
  Giuseppe FONTANA
  Emilio OTTOLENGHI
  Orazio ROSSI
  Gianguido SACCHI MORSIANI
  Enrico SALZA
  Mario SARCINELLI
  Alberto TAZZETTI

        The Board of Directors, following the guide previously laid out, has therefore proceeded to define the new organisation structure of the Group in order to:

  •
  unify the Network governance;

  •
  strengthen further client segmentation specialisations;

  •
  simplify the structure, with particular reference to the corporate centre.

        This structure is expressed in the following Management:

  Corporate, Roberto Firpo;
  Private and Retail, Marina Tabacco;
  Coordination North East, Alfredo Checchetto;
  Finance and Administration, Bruno Picca;
  MOI (Integrated Operating Machine), Pier Luigi Curcuruto;
  Audit, Aldo Gallo;
  Personnel and Organisation, Maurizio Montagnese;

4

  General Affairs and Legal, Piero Luongo;
  Shareholdings, Bruno Mazzola.

        To complete the structure:

  Development of Local Entities, Carla Ferrari;
  Group management control, Lucia Ariano;
  Group credit committee, Giancarlo Sivilotti.

        The Parent Bank and Bank Network report to the Managing Director, but the Corporate Division and the Private and Retail Division remain co-responsible for their respective results and for the results of the network as a whole.

        Current responsibilities in the management of the subsidiaries are confirmed. Massimo Mattera is designated Deputy Chairman of Banca IMI.

INVESTOR RELATIONS

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Anna Monticelli (+39 011 5552526)

5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: April 29, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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THE DECISIONS OF THE SHAREHOLDERS' MEETING
THE BOARD OF DIRECTORS NAME THE DEPUTY CHAIRMAN, THE MANAGING DIRECTOR AND THE MEMBERS OF THE TECHNICAL COMMITTEES.
SIGNATURES